The Agreement for Exchange of Confidential Information
________________________________________________________________________
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Uniphase Corporation          International Business Machines Corporation
163 Baypointe Parkway         c/o Research Division
San Jose, CA 95134            Zurich Research Laboratory
                              CH-8803 Ruschlikon
Uniphase Laser Enterprise AG
c/o Treuhand von Flue AG,
Grienbackstrasse 17
CH-6301 Zug


Uniphase Corporation and Uniphase Laser Enterprise AG collectively (Uniphase) and International Business Machines Corporation (IBM) agree that the following terms and conditions apply when one of the parties (Discloser) discloses Confidential Information (Information) to the other (Recipient) under this Agreement.

Uniphase and IBM agree that our mutual objective under this Agreement is to provide appropriate protection for Information while maintaining our ability to conduct our respective business activities.

Information means any and all information disclosed to, or obtained through observation on other perception at the jointly occupied facility located at Ruschlikon, Saumerstrasse 4, by either party pertaining to the other party (Disclosing Party) which is marked with a restrictive legend, or which, in the reasonable judgement of an ordinary person, would appear to be of a proprietary nature and, therefore, in his judgement, should not be disclosed to a third party without the Discloser's consent; including business, financial, customer, supplier, and technical data.

1.DISCLOSURE

The Discloser's and the Recipient's Point of Contact will coordinate and document as necessary the disclosure. The initial Point of Contact for Uniphase will be Volkar Graf and for IBM will be Peter Buttner. Either party may change its Point of Contact by notifying the other party in writing. Information will be disclosed either:

a) in writing;
b) by delivery of items;
c) by initiation of access to Information, such as may be contained in a data base; or
d) by oral and/or visual presentation;
e) by accidental observation.



Information should be marked with a restrictive legend of the Discloser.
If Information is not marked with such legend or is disclosed orally or observed accidentally, 1) the Information will be identified as confidential at the time of disclosure or within ten (10) working days and 2) the Discloser will promptly provide the Recipient's Point of Contact with a written summary including the date disclosed and a brief non-confidential description of the Information.

2.OBLIGATIONS

The Recipient agrees to use the same care and discretion to avoid disclosure, publication or dissemination of the Discloser's Information as it uses with its own similar Information that it does not wish to disclose, publish or disseminate. The
Recipient may use the Discloser's Information for any purpose which does not violate such obligation, but will not disclose Information to third parties without the permission of the Discloser.


3.CONFIDENTIALITY PERIOD / TERM

Information disclosed pursuant to this Agreement will be subject to the terms of this Agreement for three years from the date of disclosure. The Term of this Agreement will begin on March 10, 1997 and will expire upon the termination or expiration date of the Laboratory Real Estate Lease Agreement entered into by Uniphase and IBM (the "Lease Agreement") or June 30, 1999 which ever is earlier.

4.EXCEPTIONS TO OBLIGATIONS

The Recipient may disclose, publish, disseminate, and use Information that is
1) already in its possession without obligation of confidentiality;
2) developed independently;
3) obtained from a source other than the Discloser without obligation of confidentiality;
4) publicly available when received, or thereafter becomes publicly available through no fault of the Recipient; or
5) disclosed by the Discloser to another party without obligation of confidentiality.

5.RESIDUAL INFORMATION

The Recipient may disclose, publish, disseminate, and use the ideas, concepts, know-how and techniques, related to the Recipient's business activities, which are contained in the Discloser's Information and retained in the memories of Recipient's employees who have had access to the Information pursuant to this Agreement
(Residual Information).

Nothing contained in this Section gives the Recipient the right to disclose, publish, or disseminate, except as set forth elsewhere in this Agreement:
1) the source of Residual Information;
2) any financial, statistical or personnel data of the Discloser; or
3) the business plans of the Discloser.

6.DISCLAIMERS

THE DISCLOSER PROVIDES INFORMATION SOLELY ON AN "AS IS" BASIS.

The Discloser will not be liable for any damages arising out of the use of Information disclosed hereunder.

Neither this Agreement nor any disclosure of Information hereunder grants the
Recipient any right or license under any trademark, copyright or patent now or hereafter owned or controlled by the Discloser.

The receipt of Information pursuant to this Agreement will not preclude, or in any way limit, the Recipient from:
1) providing to others products or services which may be competitive with products or services of the Discloser;
2) providing products or services to others who compete with the Discloser; or
3) assigning its employees in any way it may choose.


7.GENERAL

This Agreement does not require either party to disclose or to receive Information.

Neither party may assign, or otherwise transfer, its rights or delegate its duties or obligations under this Agreement without prior written consent. Any attempt to do so is void.

This Agreement may only be modified by a written agreement signed by authorized representatives of both parties.

Neither party may terminate this Agreement unless the Lease Agreement expires or is terminated. Any provisions of this Agreement which by their nature extend beyond its termination remain in effect until fulfilled and apply to both parties' successors and assigns.

Waiver of any breach of this Agreement shall not be a waiver of any subsequent breach nor shall it be a waiver of the underlying obligations.

The Laws of State of New York, without regard to its principles of conflicts of lows govern this Agreement.





The parties acknowledge that they have read this Agreement, understand it, and agree to be bound by its terms and conditions. This Agreement is the complete and exclusive agreement between the parties regarding disclosures of Information and replaces any prior oral or written communications between the parties. Once signed, any reproduction of this Agreement made by reliable means (for example, photocopy or facsimile) is considered an original.


Agreed to:                     Agreed to:
Uniphase Corporation           INTERNATIONAL BUSINESS
163 Baypointe Parkway          MACHINES CORPORATION
San Jose, CA 95134             Research Division
                               Zurich Research Laboratory
                               CH-8803 Ruschlikon

By:   \s\Danny E. Pettit      By:  \s\ Suzanne C. Lewis

Name: Danny E. Pettit         Name: Suzanne C. Lewis

Title: Vice President,        Title: Business Development Consultant
       Finance and CFO
Date: 3/10/97                 Date: 3/10/97


Uniphase Laser Enterprise AG, Zug

By:   \s\ Danny E. Pettit

Name: Danny E. Pettit

Title: Vice President, Finance and CFO

Date: 3/10/97